Exhibit 99.1

ReneSola Announces Results of Annual General Meeting

SHANGHAI, China, September 5, 2018 –ReneSola Ltd ("ReneSola" or the "Company") (www.renesolapower.com) (NYSE: SOL), a leading solar project developer and operator, today announced the results of its 2018 annual general meeting of shareholders. Specifically, the Company’s annual general meeting of shareholders approved the following:

1.	the consolidated financial statements of the Company for the year ended December 31, 2017, together with the reports of the auditors thereon.

2.	the re-election of Mr. Martin Bloom as a director of the Company, who is retiring by rotation and offering himself for re-election in accordance with the Company’s articles of association.

On the other hand, the Company’s annual general meeting of shareholders denied the proposed resolution below:

3.	the re-appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company until the conclusion of the next general meeting of the shareholders of the Company.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Mr. Johnny Pan

+86 (21) 6280-9180 x131

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com